

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2024

Dan Shao
Co-Chief Executive Officer
AirNet Technology Inc.
Suite 301
No. 26 Dongzhimenwai Street
Chaoyang District, Beijing 100027
The People's Republic of China

> **Re: AirNet Technology Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2023**
> **File No. 1-33765**

Dear Dan Shao:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2023
Introduction, page 2

1. Please disclose prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with variable interest entities (VIEs) based in China, and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. We note your statement on page 2 that the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Revise to disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. We note your cross-reference on page 4 to your detailed discussion of risks facing the company and the offering as a

result of this structure.

2.   Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We note your current disclosure in the second paragraph of page 3. Your disclosure should also address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Further, we note that your auditors are headquartered in Singapore. Last, please provide, as necessary, to include appropriate cross-references to the individual risk factors associated with the discussion here.

3.   Revise your definition of "China" or "PRC" to clarify that the legal and operation risks associated with operating in China also apply to operations and entities in Hong Kong. Additionally, revise your definition of "we," "us," "our," "our company" or "AirNet" to refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose here and elsewhere as appropriate, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

4.   Disclose here how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company's ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued. We note your discussion elsewhere discussing the CAC Draft Cyber Data Security Regulations.

5.   Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any cash transfers have been made to date between the holding company, its subsidiaries, and consolidated VIEs, and quantify the amounts where applicable. In this regard, your disclosure only speaks to transfers made by the holding company to the PRC subsidiaries. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. We note your disclosure on page 4.

6.   Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash/assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds/assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash/assets. Provide cross-references to these other discussions.

7.   To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies here, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state here and elsewhere as appropriate that you have no such cash management policies that dictate how funds are transferred. Provide cross-references to these other discussions of this issue.

8.   Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

9.   We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIEs' business operations through contractual agreements between the VIEs and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. For example, please revise your definition of "VIEs" in the Introduction on page 2 as appropriate. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

10.   Please provide a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIEs' operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIEs, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. We note your corporate structure diagram on page 55.

11.   Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer your registered securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),

Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIEs' operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. We note your discussion of the CSRC on pages 3, 34 and 54, and of the CAC on page 53, for example. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you do not believe that certain permissions or approvals are required/applicable, please discuss how you came to that conclusion, why this is the case, and the basis on which you made that determination (e.g., internal risk assessment).

D. Risk Factors
Summary of Risk Factors, page 6

12. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the Risk Factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your registered securities. We note your existing risk factor acknowledging risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Each of your "Risks Related to Doing Business in China" should have a cross-reference to the relevant individual detailed risk factor.

Risks Related to Our Corporate Structure
If the PRC government funds that the agreements that establish the structure..., page 17

13. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Risks Related to Doing Business in China, page 20

14. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list or listed on a foreign exchange, please revise your disclosure to explain how this oversight impacts

your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Item 4. Information About the Company
C. Organizational Structure, page 55

15.   Please revise your corporate structure diagram to enlarge the font size and increase legibility. In this regard, consider the use of footnotes or tabular disclosure, for example, to represent your numerous PRC operating companies as necessary. Additionally, revise to include the defined terms representing certain entities as applicable (e.g., Wangfan Tianxia Network Technology Co., Ltd. is defined as "Iwangfan" and we note your footnote 3; however, please revise further for clarity and consistency. Further, please revise to account for 100% ownership in each entity. For example, we note that your diagram currently reflects less than 100% ownership for several of your PRC operating subsidiaries including, but not limited to, 97.1% held in Beijing AirNet Pictures Co., Ltd. and 75% held in Beijing Airport United Culture Media Co., Ltd. Last, please remove the arrows associated with the dashed lines representing your relationship with your VIEs.

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Financial Information Related to the VIEs, page 70

16.   Please revise your condensed consolidating schedule as follows and as applicable:
        • Include a column for any WFOEs separate from the other subsidiaries.
        • Present any due to/due from amounts between the VIEs and the parent company and the VIEs and the WFOE separately from aggregated assets and liabilities.
        • To the extent the line item "Loss subsidiaries" includes earnings/losses from equity method investments as well as amounts from interests in the VIEs through contractual arrangements, revise to present such amounts in separate line items as the current presentation implies the VIE arrangements are similar to an equity method investment.
        • Revise the cash flow information as necessary based on revisions requested in above bullet points.
        • Relocate the condensed consolidating schedule to the Introduction section of the filing.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ta Tanisha Meadows at 202-551-3322 or Nasreen Mohammed at 202-551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services